UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Daqo New Energy Corp.

File No. 333-164307 - CF#24603

Daqo New Energy Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on January 12, 2010, as amended.

Based on representations by Daqo New Energy Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.17	through January 12, 2015
Exhibit 10.29	through January 12, 2015
Exhibit 10.35	through January 12, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel